Sol Strategies Announces Letter of Intent to Acquire Validators

Toronto, Ontario--(Newsfile Corp. - December 4, 2024) - Sol Strategies Inc. (CSE: HODL) (OTC Pink: CYFRF) ("Sol Strategies" or the "Company"), a publicly traded, Canadian holding company investing in the Solana blockchain and ecosystem, today announced that it has entered into a letter of intent dated December 2, 2024 to acquire three blockchain validators and certain assets related to the blockchain validators (the "Proposed Transaction") from an arm's-length party (the "Vendor").

The Proposed Transaction would increase the amount of SOL delegated to Sol Strategies-owned Solana validators to 1,493,3784 SOL (CAD $470,397,586), an increase of 554,714 SOL (CAD $174,728,786), enabling Sol Strategies to earn validation commission on this delegation.

The consideration payable to the Vendor pursuant to the Proposed Transaction is as follows:

(i) USD $750,000 in cash (or SOL or USDC, at the Company's option), payable on closing of the Proposed Transaction.

(ii) USD $750,000 of Sol Strategies common shares ("Common Shares"), issued at closing of the Proposed Transaction based on the closing price of the Common Shares on the date of signing of the definitive agreement.

(iii) USD $5,000,000 of Common Shares issuable over a period of three years from the date of closing of the Proposed Transaction, subject to performance targets.

Completion of the Proposed Transaction is subject to customary conditions including, but not limited to:

(i) the Company and the Vendor entering into a definitive agreement;

(ii) receipt of all required consents; and

(iii) regulatory approval, including the Canadian Securities Exchange.

There are no finder's fees payable in connection with the Proposed Transaction.

The expected yearly net income from the new Solana validator operation is currently projected at $2,600,000 CAD, showcasing the potential of the validator's economic contributions to Sol Strategies' business model.

The Canadian dollar (CAD) amounts in this news release are based on cryptocurrency price rates from Coinbase on December 3, 2024.

About Sol Strategies

Sol Strategies is a publicly traded holding company committed to the continued development of the Solana blockchain and ecosystem through its private equity and financial markets activities. Sol Strategies seeks to leverage investment opportunities in staking rewards and Solana-based projects, allowing shareholders to indirectly participate in decentralized finance. The Company is headquartered in Toronto, Canada, and is publicly listed on the Canadian Securities Exchange under the ticker HODL and on the OTC market under the ticker CYFRF.

To learn more about Sol Strategies, please visit www.solstrategies.io. A copy of this news release and all the Company's related material documents regarding the Company may be obtained under the Company's SEDAR+ profile at www.sedarplus.ca.

Cautionary Note Regarding Forward-Looking Information:

Neither the Canadian Securities Exchange nor its Market Regulator (as that term is defined in the policies of the Canadian Securities Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains "forward-looking information" within the meaning of applicable securities laws. All statements other than statements of historical fact may be forward-looking statements and information. More particularly and without limitation, this news release contains forward-looking statements and information relating to (i) expectations regarding the characteristics, value drivers, and anticipated benefits of the engagement, (ii) expectations concerning the Company's business plans and operations, (iii) expectations regarding the Company entering into a definitive agreement for the Proposed Transaction and the timing and closings thereof, and (iv) expectations regarding the Company's future development opportunities in connection with the Proposed Transaction. Forward-looking information can also be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or indicates that certain actions, events or results "may", "could", "would", "might" or "will be" taken, "occur" or "be achieved".

Forward-looking statements in this news release include statements regarding the completion of the Proposed Transaction and its intended impact on the Company, the Company's future investing plans, and staking plans. There is no assurance that the Proposed Transaction will be completed or that the Company's plans or objectives will be implemented as set out herein, or at all. Forward-looking information is based on certain factors and assumptions the Company believes to be reasonable at the time such statements are made and is subject to known and unknown risks, uncertainties, and other factors that may cause the actual results, level of activity, performance, or achievements of the Company to be materially different from those expressed or implied by such forward-looking information.

The purpose of forward-looking information is to provide the reader with a description of management's expectations, and such forward-looking information may not be appropriate for any other purpose. There can be no assurance that such forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. Forward-looking statements are made based on management's beliefs, estimates, and opinions on the date that statements are made and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates, and opinions or other circumstances should change, except as required by law. Investors are cautioned against attributing undue certainty to forward-looking statements.

Disclaimer:

Sol Strategies is an independent organization in the Solana ecosystem. Sol Strategies is not affiliated with, owned by, or under common control with Solana Foundation (the "Foundation"), and the Foundation has not entered into any association, partnership, joint venture, employee, or agency relationship with Sol Strategies.

None of the Foundation or its council members, officers, agents or make any representations or warranties, recommendations, endorsements or promises with respect to the accuracy of any statements made, information provided, or action taken by Sol Strategies and expressly disclaim any and all liability arising from or related to any such statements, information or action.

Officer/Director Contact:

Doug Harris

Chief Financial Officer
doug@solstrategies.io
Tel: 416-480-2488

SOURCE: Sol Strategies

Media contact: solstrategies@mgroupsc.com

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https://www.newsfilecorp.com/release/232403